File No. 82-5089

*News Release*



ZURICH®



THIS NEWS RELEASE AND THE INFORMATION CONTAINED HEREIN IS NOT FOR PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO AUSTRALIA, CANADA AND JAPAN

# Zurich to expand Farmers operations by acquiring AIG's US Personal Auto Group

## *Acquisition furthers Farmers' strategic direction by consolidating its market position and expanding its distribution capabilities*

SUPPL

**Zurich Financial Services**
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SIX Swiss Exchange/
SWX Europe: ZURN
Valor: 001107539

**Group Media Relations**
phone +41 44 625 21 00
fax +41 44 625 26 41
media@zurich.com

**Investor Relations**
phone +41 44 625 22 99
fax +41 44 625 36 18
investor.relations@zurich.com

Zurich, April 16, 2009 – Zurich Financial Services Group (Zurich) announced today that its subsidiary Farmers Group, Inc. has entered into an agreement under which it will acquire 100 percent of AIG's US Personal Auto Group, positioning the Farmers Exchanges as the third largest traditional direct writer of insurance in the US and the third largest US personal lines insurer overall[1]. As part of the transaction, Farmers Group, Inc. will immediately sell the portion of the acquired business that is comprised of regulated insurance businesses to the Farmers Exchanges, which Zurich manages but does not own. The transaction is expected to be immediately accretive to Zurich's earnings per share.

"The expansion of the US personal lines capabilities of Farmers has always been one of our strategic priorities," commented Zurich's Chief Executive Officer (CEO) James J. Schiro. "It reduces the overall volatility of our portfolio of businesses, while continuing our focus on profitable growth through customer, product and distribution excellence. This acquisition also illustrates how financial discipline can position us to capitalize on market opportunities even in these challenging times, provided they meet our strategic objectives and financial hurdle rates."

The US personal lines market, the largest in the world, continues to offer attractive opportunities, particularly as part of Zurich's globally diverse

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portfolio of insurance businesses. In addition, the acquisition provides Farmers opportunities to achieve further benefits of scale, and to leverage both talent and technical capabilities throughout Zurich's global direct sales distribution platform.

"This transaction is a further milestone on our path to achieve our strategic goals for 2010, while positioning Farmers as the fastest growing personal and small business insurer in America," explained F. Robert Woudstra, CEO of Farmers Group, Inc. "Now, in addition to a powerful and productive agency force, Farmers will also have one of the most successful direct distribution platforms within one of the fastest growing distribution channels in the US."

Having successfully integrated several significant acquisitions onto Farmers' effective distribution platform this decade, this transaction aims to further strengthen and consolidate Farmers' competitive position by providing for an accelerated entry into the direct sales distribution channel, which grew from 7.7% to 18.0% of the total US auto insurance market from 1997 to 2006.

The agreed transaction adds approximately 1.5 million direct auto customers plus an estimated over 500,000 new customers per year to Farmers' personal lines operations, and substantially broadens its geographic base and exposure mix, particularly within the Eastern US, one of the business's key target markets. The acquisition positions Farmers firmly among the top 3 US personal lines insurers, according to recent US insurance industry data[1].

**Structure and funding of the transaction**

Under the terms of the agreement, Zurich will acquire AIG's US Personal Auto Group, which includes "21st Century Insurance" (comprising the former "AIG Direct" and "21st Century Insurance"), as well as AIG's "Agency Auto". AIG's US Personal Auto Group employs approximately 6,000 people. In 2008, gross written premiums totaled USD 3.6 billion of

which approximately 75% derived from the direct business and 25% from the agency business, delivering a pre-tax statutory income of USD 99.2 million[2]. The pro forma consolidated US GAAP Book Value as of December 31, 2008 amounted to approximately USD 2.2 billion and the pro forma consolidated Tangible Book Value as of that date is estimated to be approximately USD 1.9 billion.

Zurich will initially purchase AIG's US Personal Auto Group for approximately USD 1.9 billion and will immediately sell the regulated insurance entities to the Farmers Exchanges for approximately USD 1.4 billion in cash, resulting in a net contribution of approximately USD 0.5 billion. Of these USD 0.5 billion, USD 0.4 billion will be contributed in the form of a deeply subordinated debt instrument (Capital Note). The purchase price implies a Price to tangible Book multiple of 1 time.

In addition, Zurich will provide increased underwriting capacity to the Farmers Exchanges through an increase by approximately USD 2.8 billion of the existing quota share reinsurance from the Farmers Exchanges from 25% to approximately 40%. The resulting increase in Zurich's capital requirement to support the acquisition and the additional business assumed will be financed through the sale of Zurich ordinary shares expected to raise USD 1.1 billion, as well as the issuance of the Capital Note placed directly with the seller.

Beginning immediately, Zurich will launch the sale of ordinary shares to a limited number of institutional investors via an Accelerated Bookbuild to be managed by three banks, who are acting as Joint Bookrunners. The placing price for the shares will be decided at the close of the bookbuild. The book will open with immediate effect and is expected to close no later than 6 p.m. CEDT tomorrow.

Zurich has agreed on a two month lock up period to begin on the date of this Announcement and end on the date, which is 60 calendar days thereafter.

The equity raised by Zurich will be used to increase the equity of Zurich Insurance Company (ZIC) as a contribution to its free reserves. The Euro equivalent of USD 400 million Capital Note will be issued by ZIC under its EMTN Program and is expected to be deemed solvency capital for regulatory purposes.

The acquisition, allowing for the effects of the financing, is expected to be immediately accretive to Zurich's earnings per share and to have a positive effect on its capitalization. It is expected that both the economic and the regulatory capital adequacy of Zurich on a Group-wide basis will be unchanged or improve slightly due to the transaction. "The transaction demonstrates how we balance our prudent approach to risk and capital management with our aspiration to grow profitably, even in difficult economic times," commented Dieter Wemmer, Zurich's Chief Financial Officer.

The closing of the transaction is subject to applicable antitrust and insurance regulatory approvals, and other customary closing conditions. The exact timing of the transaction being completed is dependent on relevant regulatory approvals, but is expected to take place no later than by the third quarter of 2009.

**Update on Zurich's market environment in the first quarter 2009**

As a policy, Zurich does not provide earnings guidance, and the first quarter 2009 results are in the process of being finalized for publication on May 7. Subject to completion of that process Zurich provides the following preliminary indications.

It is anticipated that the Group's first quarter 2009 results will be materially in line with recent quarters' results, balancing another solid operating performance with realized and unrealized losses consistent with the continued deterioration of financial markets in the quarter. Furthermore, it is estimated that the regulatory solvency ratio will remain strong, following a finalized year-end 2008 figure of 160%, as filed with the Swiss regulator.

[1] As measured by the Farmers Exchanges' and AIG US Personal Auto Group's combined direct written premium in the US personal lines business for 2007, resulting in an overall market share of 7.6%. Source: SNL.

[2] Excluding integration charges.

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**Zurich Financial Services Group (Zurich)** is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 60,000 people serving customers in more than 170 countries.

**Farmers** is a trade name and may refer to Farmers Group, Inc. or the Farmers Exchanges, as the case may be. Farmers Group, Inc., a management and holding company, along with its subsidiaries, is wholly owned by Zurich. The Farmers Exchanges are three reciprocal insurers, including their subsidiaries and affiliates, owned by their policyholders, and managed by Farmers Group, Inc. and its subsidiaries.

## DISCLAIMER & CAUTIONARY STATEMENT

THIS NEWS RELEASE AND THE INFORMATION CONTAINED HEREIN IS NOT FOR PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY TO AUSTRALIA, CANADA AND JAPAN.

ZURICH®

**Important Note**

This press release does not constitute (i) an offering prospectus, and no securities will be offered directly or indirectly to the public, within the meaning of Art. 652a of the Swiss Code of Obligations, (ii) a listing prospectus within the meaning of the SIX Swiss Exchange Listing Rules, nor (iii) a prospectus within the meaning of the EC Directive 2003/71/EC of the European Parliament and of the Council dated November 4, 2003 (the "Prospectus Directive").

This communication is only addressed to, and is only directed at, qualified investors in any member state of the European Economic Area within the meaning of the Prospectus Directive ("qualified investors").

This communication is directed only at persons who are qualified investors and who (i) have professional experience in matters relating to investments falling within Article 19 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) or (ii) are persons falling within Article 49 (2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) or to whom it may otherwise lawfully be communicated (all such persons together being referred to as relevant persons).

This communication is only directed at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

THIS PRESS RELEASE DOES NOT CONSTITUTE OR FORM PART OF ANY OFFER OR INVITATION TO SELL, OR ANY SOLICITATION OF ANY OFFER TO PURCHASE ANY RIGHTS, SHARES OR OTHER SECURITIES IN ANY JURISDICTION, NOR SHALL IT (OR ANY PART OF IT) OR THE FACT OF ITS DISTRIBUTION, FORM THE BASIS OF, OR BE RELIED ON IN CONNECTION WITH, ANY CONTRACT THEREFORE. IN ADDITION, THE SECURITIES REFERENCED HEREIN HAVE NOT BEEN AND ARE NOT INTENDED TO BE REGISTERED UNDER THE US SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION UNDER THAT ACT OR AN AVAILABLE EXEMPTION FROM REGISTRATION REQUIREMENTS UNDER THAT ACT.

**Cautionary Statement About Preliminary Results and Other Forward-looking Statements**

All measures of first quarter 2009 financial results and condition contained in this press release ("first quarter results indication") are preliminary and reflect Zurich Financial Services' expected first quarter 2009 financial results and condition based on financial information available as of the date of this press release. Actual reported first quarter 2009 financial results and condition could differ materially from those expected in the first quarter results indication because of a number of factors, including additional or revised information, subsequent events, including credit downgrades, that may affect the fair value of assets at March 31, 2009, and changes in accounting standards or policies or in how those standards are applied. Zurich Financial Services will provide additional discussion and analysis and other important information about its first quarter 2009 financial results and condition when it reports actual results on May 7, 2009.

Certain statements in this document are forward-looking statements, including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives or that are expectations of future business of the Zurich Financial Services Group (the "Group"), efficiency gains and synergies expected in connection with the transaction. Forward-looking statements include statements regarding our targeted profit improvement, return on equity targets, expense reductions, pricing conditions, dividend policy and underwriting claims improvements, as well as statements regarding our understanding of general economic, financial and insurance market conditions and expected developments. These forward-looking statements are based on management's current expectations, estimates and projections. Undue reliance should not be placed on such statements because, by their nature, they are subject to a number of assumptions and involve known and

unknown risks and uncertainties and other factors that could cause actual results and plans and objectives of Zurich Financial Services or the Group to differ materially from those expressed or implied in the forward looking statements (or from past results). Factors such as (i) general economic conditions and competitive factors, particularly in our key markets; (ii) the risk of the global economic downturn and a downturn in the financial services industries in particular (iii) performance of financial markets; (iv) levels of interest rates and currency exchange rates; (v) frequency, severity and development of insured claims events; (vi) mortality and morbidity experience; (vii) policy renewal and lapse rates; and (viii) changes in laws and regulations and in the policies of regulators may have a direct bearing on the results of operations of Zurich Financial Services and its Group and on whether the targets will be achieved. Zurich Financial Services undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

*News Release*



ZURICH®

THIS DOCUMENT AND THE INFORMATION CONTAINED HEREIN IS NOT FOR PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO AUSTRALIA, CANADA AND JAPAN

# Zurich successfully places shares related to the acquisition of AIG's US Personal Auto Group

**Zurich Financial Services**
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SIX Swiss Exchange/
SWX Europe: ZURN
Valor: 001107539

**Group Media Relations**
phone +41 44 625 21 00
fax +41 44 625 26 41
media@zurich.com

**Investor Relations**
phone +41 44 625 22 99
fax +41 44 625 36 18
investor.relations@zurich.com

Zurich, April 17, 2009 – Zurich Financial Services Group (Zurich) announces the successful placing of 4.8 million new shares issued under Zurich's Authorized Share Capital and of approximately 1.9 million existing treasury shares, bought back in 2008 on a secondary trading line, with institutional investors via an Accelerated Bookbuild. The book was comfortably oversubscribed, and shares have been placed at CHF 188 per share resulting in gross proceeds of CHF 1.26 billion. The shares being placed represent 4.7 percent of Zurich's registered share capital prior to the placing.

The proceeds are intended to cover part of the capital requirements resulting from the acquisition, through Zurich's US subsidiary Farmers Group, Inc., of AIG's US Personal Auto Group, and the increase in reinsurance related to this transaction as announced yesterday. The remainder of the additional capital requirement at the Group level will be covered by a USD 400 million deeply subordinated, Euro denominated debt instrument to be issued to AIG.

Zurich has agreed with the Joint Bookrunners on a two month lock up period to begin yesterday and end on the date, which is 60 calendar days thereafter.

**Zurich Financial Services Group (Zurich)** is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 60,000 people serving customers in more than 170 countries.

ZURICH®

# DISCLAIMER & CAUTIONARY STATEMENT

THIS NEWS RELEASE AND THE INFORMATION CONTAINED HEREIN IS NOT FOR PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY TO AUSTRALIA, CANADA AND JAPAN.

**Important Note**

This press release does not constitute (i) an offering prospectus, and no securities will be offered directly or indirectly to the public, within the meaning of Art. 652a of the Swiss Code of Obligations, (ii) a listing prospectus within the meaning of the SIX Swiss Exchange Listing Rules, nor (iii) a prospectus within the meaning of the EC Directive 2003/71/EC of the European Parliament and of the Council dated November 4, 2003 (the "Prospectus Directive").

This communication is only addressed to, and is only directed at, qualified investors in any member state of the European Economic Area within the meaning of the Prospectus Directive ("qualified investors").

This communication is directed only at persons who are qualified investors and who (i) have professional experience in matters relating to investments falling within Article 19 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) or (ii) are persons falling within Article 49 (2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) or to whom it may otherwise lawfully be communicated (all such persons together being referred to as relevant persons).

This communication is only directed at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

THIS PRESS RELEASE DOES NOT CONSTITUTE OR FORM PART OF ANY OFFER OR INVITATION TO SELL, OR ANY SOLICITATION OF ANY OFFER TO PURCHASE ANY RIGHTS, SHARES OR OTHER SECURITIES IN ANY JURISDICTION, NOR SHALL IT (OR ANY PART OF IT) OR THE FACT OF ITS DISTRIBUTION, FORM THE BASIS OF, OR BE RELIED ON IN CONNECTION WITH, ANY CONTRACT THEREFORE. IN ADDITION, THE SECURITIES REFERENCED HEREIN HAVE NOT BEEN AND ARE NOT INTENDED TO BE REGISTERED UNDER THE US SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION UNDER THAT ACT OR AN AVAILABLE EXEMPTION FROM REGISTRATION REQUIREMENTS UNDER THAT ACT.